Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of MMRGlobal, Inc.

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-3 Nos. 333-149642 and 333-140737, and on Forms S-8 Nos. 333-168630, 333-148164, 333-132755, and 333-122825 of our report dated March 29, 2011, with respect to the consolidated financial statements of MMRGlobal, Inc., which appears in the Company's Annual Report on Form 10-K for the year ended December 31, 2010. Our report relating to the consolidated financial statements contains an explanatory paragraph regarding the Company's ability to continue as a going concern.

Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

Encino, California

March 29, 2011